FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2006

    (Indicate by check mark whether the registrantb files or will file annual reports under cover of Form 20-F or Form 40-F.)
                         Form 20-F _____ Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)
                                  Yes ____ No ____

   (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
                                       N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on appointment of director, resignation of director and re-designation of director, and change of chief executive officer of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on May 16, 2006.

                                    SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                               By /s/ Miao Jianhua

                               By /s/ Mok Kam Wan







                          Name:    Miao Jianhua and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date:    May 17, 2006

                                [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                [GRAPHIC OMITTED]
           (Incorporated in Hong Kong with limited liability under the
                              Companies Ordinance)
                                (Stock Code: 906)

                                  ANNOUNCEMENT

Appointment of Director, Resignation of Director and Re-designation of Director, and Change of Chief Executive Officer

The Board of Directors (the "Board") of China Netcom Group Corporation (Hong
Kong) Limited (the "Company") announces that due to personal reasons, Dr Tian Suning will resign as Chief Executive Officer of the Company with effect from 17 May 2006. Dr Tian Suning continues to serve as Vice Chairman of the Board and a member of the Corporate Governance Committee. Dr Tian Suning will be re-designated as Non-Executive Director of the Company with effect from 17 May 2006.

The Board also announces that Mr Zuo Xunsheng, Chief Operating Officer of the Company, has been appointed as Executive Director and Chief Executive Officer of the Company with effect from 17 May 2006. Mr Zuo Xunsheng has also been appointed as a member of each of Compensation and Nomination Committee and Strategic Planning Committee of the Board of the Company with effect from 17 May 2006.

Mr Zuo Xunsheng has over 30 years of experience in telecommunications operation and management. The Board believes that with the rich experience and professional knowledge of Mr Zuo Xunsheng, he will contribute to the sustainable development of the Company.

The Board also announces that due to personal reasons, Mr Jiang Weiping will resign from the position of Executive Director of the Company with effect from 17 May 2006. Mr Jiang Weiping will also resign from the membership of each of Compensation and Nomination Committee and Strategic Planning Committee of the Board of the Company with effect from 17 May 2006. Mr Jiang Weiping continues to serve as the General Manager of the Human Resources Department of the Company.

Mr Zuo Xunsheng

Mr Zuo Xunsheng, 55, has served as Chief Operating Officer of the Company since December 2005 overseeing general operations of the Company. Mr Zuo has served as Senior Vice President since July 2004. He has also served as Vice President of China Network Communications Group Corporation since April 2002. Before joining China Network Communications Group Corporation, Mr Zuo was President of the former Shandong Telecommunications Company from May 2000 to April 2002. From October 1997 to May 2000, Mr Zuo has served as Director of the former Posts and Telecommunications Bureau of Shandong Province. From 1988 to 1997, Mr Zuo has served as Director and other posts of the former Bureau of Telecommunications of Jinan City. Mr Zuo graduated from Guanghua School of Management of Peking University with an EMBA degree in 2004.

The service contract of Mr Zuo Xunsheng does not provide for a specified length of services and he will be subject to retirement by rotation and re-election at annual general meetings of the Company at least every three years. Mr Zuo Xunsheng is entitled to an annual director's fee of HK$250,000 as proposed by the Board and approved by the shareholders of the Company at the annual general meeting held on 20 May 2005. As at the date hereof, Mr Zuo Xunsheng holds 800,000 share options in the Company. In addition, Mr Zuo is entitled to an annual base salary of HK$225,000 plus a bonus as may be determined by the Board. Save for such share options, Mr Zuo Xunsheng does not have any interest in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance.

Except as noted above, Mr Zuo Xunsheng is not connected with any directors, senior management or substantial or controlling shareholders of the Company and has not held any other directorships in any listed public companies in the last three years. Save as disclosed above, there is no other information required to be disclosed in relation to Mr Zuo Xunsheng's appointment pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and there are no other matters relating to the appointment of Mr Zuo Xunsheng that need to be brought to the attention of the shareholders of the Company.

Dr Tian Suning

Dr Tian Suning, 42, has served as a Director of the Company since 2000. He has also served as Vice President of China Network Communications Group Corporation from April 2002 to May 2006. From 1999 to May 2006, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and the Company. He has been a Director of China Netcom (Group) Company Limited from 2001 to May 2006. He has also served as Vice Chairman and a Non-executive Director of PCCW Limited since April 2005. Dr Tian is also an Independent Director of AsiaInfo Holdings Inc., a Nasdaq-listed company. Dr Tian is a member of the Advisory Committee to Harvard Business School of the US and the International Business Council of the World Economic Forum. Prior to joining China Netcom (Holdings) Company Limited, Dr Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a Nasdaq-listed company providing software and networking solutions in China. Dr Tian has extensive experience and knowledge in the management and financing fields of the telecommunications and information industry. Dr Tian received a Ph.D. in natural resources management from Texas Tech University in 1992, a master's degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988, and a bachelor's degree in environmental biology from Liaoning University in 1985.

The service contract of Dr Tian Suning does not provide for a specified length of services and he will be subject to retirement by rotation and re-election at annual general meetings of the Company at least every three years. Dr Tian is entitled to an annual director's fee of HK$250,000 as proposed by the Board and approved by the shareholders of the Company at the annual general meeting held on 20 May 2005. As at the date hereof, Dr Tian holds 920,000 share options in the Company. Save for such share options, Dr Tian does not have any interest in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance.

Except as noted above, Dr Tian Suning is not connected with any directors, senior management or substantial or controlling shareholders of the Company and has not held any other directorships in any listed public companies in the last three years. Save as disclosed above, there is no other information required to be disclosed in relation to the re-designation of Dr Tian Suning pursuant to Rule 13.51(2) of the Listing Rules and there are no other matters relating to the re-designation of Dr Tian Suning that need to be brought to the attention of the shareholders of the Company.

Mr Jiang Weiping

Mr Jiang Weiping has confirmed that there is no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board takes this opportunity to acknowledge the contributions of Dr Tian Suning and Mr Jiang Weiping during their offices as Chief Executive Officer and Executive Director, respectively, to the Company with the highest regard and deepest gratitude.

                                            By Order of the Board
                             CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                               Zhang Chunjiang
                                                  Chairman


Hong Kong, 16 May 2006

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Mr. Jiang Weiping as executive directors, Ms. Li Liming, Mr.
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directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian
Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.